DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

August 22, 2025

VIA EDGAR
==========
Eileen Smiley
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Select Portfolios Trust, File Nos. 333-262101 and 811-23774

Dear Ms. Smiley,

On August 13, 2025, Cantor Fitzgerald Infrastructure Fund (the “Trust” or the “Registrant”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”). On August 20, 2025, you provided oral comments to the Proxy Statement. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized us to make on behalf of the Registrant.

Comment 1. Please supplementally explain whether the date of the transaction is the same as the effective date of the interim agreements.

Response. If the New Agreements are not approved by shareholders by the Effective Date, then the Interim Agreements will be effective on the Effective Date. If shareholder approval of the New Agreements has already occurred before the Effective Date, then the Interim Agreements will not be needed and will not go into effect.

Comment 2. Please clarify supplementally when the board approved the New Agreements and the Interim Agreements on February 12, June 27, or multiple dates.

Response. As stated in the Proxy Statement, the Board considered and approved the New Agreements and the Interim Agreements at Board meetings held on February 12, 2025 and June 27, 2025. The Board initially approved the agreements at the February 12, 2025 meeting. At the June 27, 2025 meeting, the Board was provided with an update regarding the details of the

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Transaction and reaffirmed their approval of the agreements taking into consideration the newly provided details, so the Registrant believes that both dates are relevant to the disclosure.

Comment 3. In the section “Section 15(f) of the 1940 Act,” in the sentence describing the Board’s intentions with respect to the 75% independence requirement, please revise the disclosure to state that the Board will use “reasonable best efforts” not to change the Board’s composition rather than stating that the Board has “no intention” of changing its composition. Please also revise the last sentence in this section regarding there being no intention to increase the management fee payable to the Adviser to add “or other fees payable to the Adviser or interested person of the Adviser.”

Response. The Registrant has revised the disclosure as requested.

Comment 4. Consider adding disclosure that all the classes will vote together on both of the proposals.

Response. The Registrant has revised the disclosure as requested in the section “Voting Information.”

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle